
05013562


PROCESSING
SECTION
RECEIVED
DEC 27 2005
SEC MAIL
WASH. D.C.
203



NATIONAL BANK OF CANADA

SUPPLEMENTARY FINANCIAL INFORMATION

FOURTH QUARTER 2005 REPORT

For more information:

Pierre Fitzgibbon, Senior Vice-President Finance, Technology, and Corporate affairs, phone: (514) 394-8610, fax: (514) 394-6196

Jean Dagenais, Vice-President and Chief Accountant, phone: (514) 394-6233, fax: (514) 394-6196

Elaine Carr, Director Investor Relations, phone: (514) 394-0296, fax: (514) 394-6196

This document is also available via the Internet on the Bank's web site: www.nbc.ca

Index

FINANCIAL HIGHLIGHTS

	2005				2004				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2003
Net income ($000,000)	$207.1	$207.1	$202.2	$238.8	$192.0	$167.0	$180.1	$185.6	$855.3	$724.7	$623.7
Earnings per share - basic	$1.22	$1.20	$1.17	$1.39	$1.11	$0.95	$1.01	$1.03	$4.98	$4.10	$3.37
- fully diluted	$1.20	$1.18	$1.15	$1.37	$1.09	$0.94	$1.00	$1.02	$4.90	$4.05	$3.34
Return on common shareholders' equity	19.4%	19.6%	19.9%	23.6%	19.7%	17.2%	19.0%	19.0%	20.7%	18.8%	16.5%
Dividend per share	$0.44	$0.44	$0.42	$0.42	$0.38	$0.38	$0.33	$0.33	$1.72	$1.42	$1.08

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	YTD 2005	YTD 2004	Full Year 2003
Net interest margin Personnal & Commercial Bank	2.91%	2.94%	2.97%	3.03%	3.02%	3.05%	3.12%	3.17%	2.96%	3.09%	3.23%
Productivity ratio (teb)[1]	66.97%	64.87%	66.48%	61.36%	67.12%	66.21%	65.76%	62.66%	64.88%	65.40%	65.24%
Effective tax rate (teb)	33.51%	33.18%	33.25%	33.49%	36.52%	35.55%	36.19%	36.07%	33.36%	36.08%	36.49%
Average loans and BA's	$48,607	$46,704	$44,715	$43,642	$42,676	$42,523	$40,018	$39,000	$45,926	$41,060	$39,324
Average assets ($000,000)	$98,930	$95,444	$86,972	$82,135	$78,068	$80,287	$78,862	$77,477	$90,902	$78,672	$71,810
Total Assets ($000,000)	$107,598	$110,593	$99,917	$91,703	$88,497	$85,481	$86,466	$83,156	$107,598	$88,497	$84,626
Average common shareholders' equity	$4,118	$4,019	$4,010	$3,924	$3,765	$3,728	$3,738	$3,757	$4,018	$3,747	$3,624
Number of shares outstanding (000's)	165,335	165,096	165,744	168,050	167,430	168,058	169,730	173,569	165,335	167,430	174,620
Gross impaired loans ($000,000)	260.0	260.9	271.1	303.6	387.5	435.8	448.7	471.8	260.0	387.5	475.9
Gross impaired loans/common equity-goodwill+reserves	6.84%	7.03%	7.43%	8.20%	10.88%	12.37%	12.59%	12.92%	6.84%	10.88%	13.02%
Net impaired loans ($000,000)	(190.7)	(219.3)	(213.5)	(216.0)	(190.4)	(185.9)	(164.8)	(171.0)	(190.7)	(190.4)	(153.8)
as a % of net loans and bankers' acceptances	-0.4%	-0.5%	-0.5%	-0.5%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%
Book value	$25.39	$24.70	$24.19	$23.97	$22.87	$22.30	$21.94	$21.81	$25.39	$22.87	$21.32
Capital ratios - BIS											
Tier 1	9.6%	9.2%	9.5%	9.6%	9.6%	9.5%	9.6%	10.1%	9.6%	9.6%	9.6%
Total	12.8%	12.1%	13.3%	13.5%	13.0%	13.0%	13.2%	13.8%	12.8%	13.0%	13.4%
Tangible Shareholders' equity / Risk weighted assets	7.37%	7.01%	7.11%	7.13%	7.02%	6.78%	6.83%	7.17%	7.37%	7.02%	6.78%
Number of employees (full-time equivalent)	14,372	14,596	14,278	14,175	14,122	14,268	13,910	14,301	14,372	14,122	14,328
Number of Branches	457	460	460	462	462	472	474	476	457	462	477
Number of ATM'S	788	774	770	768	770	767	815	816	788	770	817

CONSOLIDATED STATEMENT OF INCOME

(unaudited)(thousands)(taxable equivalent basis)	2005				2004				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2003
Interest Income and Dividends											
Loans	$ 568,496	$ 538,145	$ 505,944	$ 509,167	$ 475,397	$ 465,968	$ 457,037	$ 484,661	$2,121,752	$1,883,063	$ 1,963,254
Securities	189,055	188,791	182,186	178,835	155,684	152,154	142,639	138,068	738,867	588,545	525,908
Deposits with regulated financial institutions	66,586	52,252	46,782	27,828	23,684	28,118	28,080	33,250	193,448	113,132	131,466
Total Interest Income and Dividends	824,137	779,188	734,912	715,830	654,765	646,240	627,756	655,979	3,054,067	2,584,740	2,620,628
Interest Expense											
Deposits	267,042	331,937	253,439	260,559	193,944	173,317	185,948	247,429	1,112,977	800,638	1,029,953
Bank debentures	21,665	24,727	27,717	25,847	23,969	24,943	24,560	25,180	99,956	98,652	105,212
Other	132,560	115,969	74,191	80,819	56,490	64,340	91,641	110,211	403,539	322,682	174,153
Total Interest Expense	421,267	472,633	355,347	367,225	274,403	262,600	302,149	382,820	1,616,472	1,221,972	1,309,318
Tax equivalent adjustment	26,371	23,812	23,393	15,970	16,386	14,528	17,566	13,304	89,546	61,784	41,739
Net Interest Income	***429,241***	***330,367***	***402,958***	***364,575***	***396,748***	***398,168***	***343,173***	***286,463***	***1,527,141***	***1,424,552***	***1,353,049***
Other Income (teb)	536,261	619,000	535,563	634,893	534,203	485,952	571,469	636,581	2,325,717	2,228,205	2,106,909
Gross Revenues	***965,502***	***949,367***	***938,521***	***999,468***	***930,951***	***884,120***	***914,642***	***923,044***	***3,852,858***	***3,652,757***	***3,459,958***
Provision for credit losses	(652)	14,979	1,207	17,139	(8,181)	30,049	19,608	44,007	32,673	85,483	177,752
Non-Interest Expenses	646,604	615,876	623,951	613,294	624,609	585,119	601,222	578,084	2,499,725	2,389,034	2,257,348
Income Before Income Taxes	*319,550*	*318,512*	*313,363*	*369,035*	*314,523*	*268,952*	*293,812*	*300,953*	*1,320,460*	*1,178,240*	*1,024,858*
Income taxes	107,070	105,698	104,200	123,601	114,857	95,611	106,342	108,561	440,569	425,371	373,996
Income Before Non-Controlling Interest	*212,480*	*212,814*	*209,163*	*245,434*	*199,666*	*173,341*	*187,470*	*192,392*	*879,891*	*752,869*	*650,862*
Non-Controlling Interest	5,360	5,705	6,925	6,612	7,690	6,317	7,344	6,824	24,602	28,175	27,141
Net Income before disc. oper. and goodwill charges	***$ 207,120***	***$ 207,109***	***$ 202,238***	***$ 238,822***	***$ 191,976***	***$ 167,024***	***$ 180,126***	***$ 185,568***	***$ 855,289***	***$ 724,694***	***$ 623,721***
Discontinued Operations	-	-	-	-	-	-	-	-	-	-	-
Net Income before goodwill charges	***$ 207,120***	***$ 207,109***	***$ 202,238***	***$ 238,822***	***$ 191,976***	***$ 167,024***	***$ 180,126***	***$ 185,568***	***$ 855,289***	***$ 724,694***	***$ 623,721***
Goodwill charges	-	-	-	-	-	-	-	-	-	-	-
Net Income	***$ 207,120***	***$ 207,109***	***$ 202,238***	***$ 238,822***	***$ 191,976***	***$ 167,024***	***$ 180,126***	***$ 185,568***	***$ 855,289***	***$ 724,694***	***$ 623,721***
Effective Tax Rate	33.5%	33.2%	33.3%	33.5%	36.5%	35.5%	36.2%	36.1%	33.4%	36.1%	36.5%
Dividends on preferred shares	$ 5,350	$ 8,150	$ 7,346	$ 5,725	$ 5,725	$ 5,725	$ 5,725	$ 5,725	$ 26,571	$ 22,900	$ 24,446
Dividends on common shares	$ 72,202	$ 73,067	$ 70,527	$ 70,651	$ 63,904	$ 64,628	$ 56,662	$ 57,866	$ 286,447	$ 243,060	$ 192,515
Number of common shares (avg.) (in thousands)	165,176	165,363	167,327	167,693	167,671	169,332	172,023	174,669	166,382	170,918	177,751

Tax equivalent adjustment

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	YTD 2005	YTD 2004	Full Year 2003
Net interest income	26,371	23,812	23,393	15,970	16,386	14,528	17,566	13,304	89,546	61,784	41,739
Other income	7,583	36,266	15,352	625	21,891	12,637	13,155	(1,955)	59,827	45,728	55,703
Income taxes	33,954	60,078	38,745	16,595	38,277	27,165	30,721	11,349	149,373	107,512	97,442

RESULTS OF OPERATIONS AS A PERCENTAGE OF AVERAGE ASSETS

(Taxable equivalent basis)
in % of average assets

	2005				2004				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2003
Total revenues	3.87	3.95	4.43	4.83	4.74	4.38	4.72	4.74	4.24	4.64	4.82
Provision for credit losses	(0.00)	0.06	0.01	0.08	(0.04)	0.15	0.10	0.23	0.04	0.11	0.25
Non-interest expenses	2.59	2.56	2.94	2.96	3.18	2.90	3.10	2.97	2.75	3.04	3.14
Income taxes	0.43	0.44	0.49	0.60	0.59	0.47	0.55	0.56	0.48	0.54	0.52
Non-controlling interest	0.02	0.02	0.03	0.03	0.04	0.03	0.04	0.04	0.03	0.04	0.04
Net income	**0.83**	**0.86**	**0.95**	**1.15**	**0.98**	**0.83**	**0.93**	**0.95**	**0.94**	**0.92**	**0.87**
Average assets ($000,000)	$98,930	$95,444	$86,972	$82,135	$78,068	$80,287	$78,862	$77,477	$90,902	$78,672	$71,810
Average earning assets ($000,000)	$92,197	$88,572	$81,137	$75,346	$71,243	$72,198	$69,229	$69,077	$84,330	$70,447	$64,499

in % of Average Risk-Weighted Assets

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	YTD 2005	YTD 2004	Full Year 2003
Total revenues	8.33%	8.40%	8.80%	9.40%	9.07%	8.68%	9.44%	9.46%	8.72%	9.15%	8.80%
Net income	**1.79%**	**1.83%**	**1.90%**	**2.25%**	**1.87%**	**1.64%**	**1.86%**	**1.90%**	**1.94%**	**1.82%**	**1.59%**
Average Risk-Weighted Assets ($000,000)	$46,005	$44,856	$43,725	$42,168	$40,841	$40,536	$39,416	$38,799	$44,192	$39,901	$39,301

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	YTD 2005	YTD 2004	Full Year 2003
Prime rate	4.43%	4.25%	4.25%	4.25%	3.93%	3.75%	4.04%	4.47%	4.30%	4.05%	4.69%
B/A's 30 days	2.73%	2.56%	2.57%	2.56%	2.21%	2.05%	2.33%	2.75%	2.61%	2.34%	2.97%
Spread	1.70%	1.69%	1.68%	1.69%	1.72%	1.70%	1.71%	1.72%	1.69%	1.71%	1.72%

(in millions of dollars) (taxable equivalent basis)	2005				2004				YTD	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004
Personal and Commercial Banking										
Net interest income	334	330	314	324	316	314	307	314	1,302	1,251
Other income	194	196	180	179	192	179	172	171	749	714
Total Income	528	526	494	503	508	493	479	485	2,051	1,965
Operating expenses	321	321	308	304	316	312	298	292	1,254	1,218
Provision for credit losses	38	26	26	27	40	32	36	29	117	137
Earning before income taxes	169	179	160	172	152	149	145	164	680	610
Income taxes	57	60	52	58	54	53	52	59	227	218
Non-controlling interest	-	-	-	-	-	-	-	-	-	-
Net Income	112	119	108	114	98	96	93	105	453	392
Net interest margin	2.91%	2.94%	2.97%	3.03%	3.02%	3.05%	3.12%	3.17%	2.96%	3.09%
Expense ratio	60.8%	61.0%	62.3%	60.4%	62.2%	63.3%	62.2%	60.2%	61.1%	62.0%
Average loans and BA's	44,789	43,855	42,627	41,651	40,871	40,182	39,290	38,634	43,235	39,747
Average assets	45,510	44,576	43,340	42,382	41,597	40,929	40,065	39,443	43,956	40,511
Wealth Management										
Net interest income	28	25	25	23	24	24	24	22	101	94
Other income	178	176	180	172	156	148	181	164	706	649
Total Income	206	201	205	195	180	172	205	186	807	743
Operating expenses	159	150	157	153	141	136	155	149	619	581
Provision for credit losses	-	-	-	-	-	-	-	-	-	-
Earning before income taxes	47	51	48	42	39	36	50	37	188	162
Income taxes	20	20	16	14	15	13	17	13	70	58
Non-controlling interest	-	1	1	1	1	1	1	1	3	4
Net Income	27	30	31	27	23	22	32	23	115	100
Expense ratio	77.2%	74.6%	76.6%	78.5%	78.3%	79.1%	75.6%	80.1%	76.7%	78.2%
Average loans and BA's	360	358	348	316	320	325	335	318	345	324
Average assets	885	870	915	855	840	844	850	802	882	834
Financial Markets										
Net interest income	129	20	107	62	110	98	54	(6)	318	256
Other income	107	209	142	213	136	123	194	275	671	728
Total Income	236	229	249	275	246	221	248	269	989	984
Operating expenses	150	139	151	155	147	128	136	132	595	543
Provision for credit losses	4	-	2	2	(2)	12	17	24	8	51
Earning before income taxes	82	90	96	118	101	81	95	113	386	390
Income taxes	32	31	32	40	38	31	36	40	135	145
Non-controlling interest	-	-	1	-	-	-	-	-	1	-
Net Income	50	59	63	78	63	50	59	73	250	245
Expense ratio	63.6%	60.7%	60.6%	56.4%	59.8%	57.9%	54.8%	49.1%	60.2%	55.2%
Average loans and BA's	11,941	9,879	8,966	8,501	8,206	8,540	7,942	7,463	9,829	8,038
Average assets	58,937	55,456	48,432	44,302	40,313	42,967	43,535	42,678	51,809	42,367

NET INCOME BY SECTOR OF ACTIVITIES

(in millions of dollars)	2005				2004				YTD	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004
Other Segments										
Net interest income	(89)	(69)	(66)	(60)	(70)	(52)	(60)	(56)	(284)	(238)
Other income	50	2	18	70	28	24	12	27	140	91
Total Income	(39)	(67)	(48)	10	(42)	(28)	(48)	(29)	(144)	(147)
Operating expenses	16	6	8	1	19	10	13	4	31	46
Provision for credit losses	(42)	(11)	(27)	(12)	(46)	(13)	(34)	(9)	(92)	(102)
Earning before income taxes	(13)	(62)	(29)	21	(15)	(25)	(27)	(24)	(83)	(91)
Income taxes	(37)	(65)	(34)	(5)	(30)	(29)	(29)	(15)	(141)	(103)
Non-controlling interest	6	4	5	6	7	5	6	6	21	24
Net Income	18	(1)	-	20	8	(1)	(4)	(15)	37	(12)
Average loans and BA's	(8,483)	(7,388)	(7,226)	(6,826)	(6,721)	(6,524)	(7,549)	(7,415)	(7,483)	(7,050)
Average assets	(6,402)	(5,458)	(5,715)	(5,404)	(4,682)	(4,453)	(5,588)	(5,446)	(5,745)	(5,040)
Total										
Net interest income	402	306	380	349	380	384	325	274	1,437	1,363
Other income	529	583	520	634	512	474	559	637	2,266	2,182
Total Income	931	889	900	983	892	858	884	911	3,703	3,545
Operating expenses	646	616	624	613	623	586	602	577	2,499	2,388
Provision for credit losses	-	15	1	17	(8)	31	19	44	33	86
Earning before income taxes	285	258	275	353	277	241	263	290	1,171	1,071
Income taxes	72	46	66	107	77	68	76	97	291	318
Non-controlling interest	6	5	7	7	8	6	7	7	25	28
Net Income	207	207	202	239	192	167	180	186	855	725
Expense ratio (teb)	67.0%	64.9%	66.5%	61.4%	67.1%	66.2%	65.8%	62.7%	64.9%	65.4%
Average loans and BA's	48,607	46,704	44,715	43,642	42,676	42,523	40,018	39,000	45,926	41,060
Average assets	98,930	95,444	86,972	82,135	78,068	80,287	78,862	77,477	90,902	78,672

(unaudited) (thousands) (taxable equivalent basis)	2005				2004				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2003
Other Income											
Deposits and payment service charges	$ 52,053	$ 50,557	$ 48,904	$ 48,972	$ 49,781	$ 50,541	$ 50,196	$ 49,490	$ 200,486	$ 200,008	$ 192,215
Commissions on loans and bankers' acceptances	79,973	81,457	72,301	74,504	80,962	75,117	70,466	96,460	308,235	323,005	280,337
Capital market fees	165,718	158,018	189,590	168,436	139,028	152,359	178,124	163,495	681,762	633,006	544,145
Foreign exchange revenues	19,440	20,245	18,283	18,093	16,813	17,331	18,168	19,314	76,061	71,626	66,177
Card service revenues	14,055	17,154	16,502	14,937	12,214	13,451	12,000	11,633	62,648	49,298	49,022
Trust services	39,163	39,181	35,696	32,083	32,237	29,575	30,042	27,908	146,123	119,762	105,150
Mutual funds	38,320	34,861	32,958	32,850	30,953	31,986	31,560	29,625	138,989	124,124	104,969
Securitization	51,633	48,231	46,696	47,942	40,953	44,904	43,224	50,973	194,502	180,054	203,759
Profit & Loss on trading	18,071	132,111	17,226	83,934	5,680	13,212	58,134	156,673	251,342	233,699	380,687
Profit & Loss other than trading	5,140	(7,091)	16,400	77,095	54,636	12,754	38,491	(4,198)	91,544	101,683	7,908
Other	52,695	44,276	41,007	36,047	70,946	44,722	41,064	35,208	174,025	191,940	172,540
Total	***$ 536,261***	***$ 619,000***	***$ 535,563***	***$ 634,893***	***$ 534,203***	***$ 485,952***	***$ 571,469***	***$ 636,581***	***$ 2,325,717***	***$ 2,228,205***	***$ 2,106,909***
As a % of total revenues	55.5%	65.2%	57.1%	63.5%	57.4%	55.0%	62.5%	69.0%	60.4%	61.0%	60.9%

(unaudited) (thousands) ***Trading revenues***	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	YTD 2005	YTD 2004	Full Year 2003
Net Interest Income	$ 77,714	$ (25,862)	$ 57,324	$ (1,688)	$ 60,926	$ 39,855	$ 7,042	$ (70,264)	$ 107,488	$ 37,559	$ (41,212)
Other Income	18,071	132,111	17,226	83,934	5,680	13,212	58,134	156,673	251,342	233,699	380,687
Total	***$ 95,785***	***$ 106,249***	***$ 74,550***	***$ 82,246***	***$ 66,606***	***$ 53,067***	***$ 65,176***	***$ 86,409***	***$ 358,830***	***$ 271,258***	***$ 339,475***

NON-INTEREST EXPENSES

(unaudited) (thousands)	2005				2004				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2003
Non-Interest Expenses											
Salaries and Staff benefits											
Salaries	$ 230,606	$ 209,812	$ 195,482	$ 198,402	$ 206,706	$ 191,902	$ 184,332	$ 197,192	$ 834,302	$ 780,132	$ 775,962
Commissions	97,038	93,165	111,474	115,387	100,053	84,923	112,694	98,078	417,064	395,748	329,411
Pension plan and other staff benefits	43,092	52,250	50,144	53,801	35,871	48,243	49,224	50,024	199,287	183,362	181,677
Total Compensation	***370,736***	***355,227***	***357,100***	***367,590***	***342,630***	***325,068***	***346,250***	***345,294***	***1,450,653***	***1,359,242***	***1,287,050***
Premises, Equipment & Furniture											
Rent	20,095	19,017	19,829	19,546	32,927	24,273	24,400	23,020	78,487	104,620	98,987
Taxes & insurance	3,712	4,231	4,324	4,198	4,249	4,484	3,937	4,386	16,465	17,056	17,289
Maintenance, lighting, heating	7,413	5,909	6,775	5,930	6,807	6,254	6,992	6,345	26,027	26,398	26,057
Rental & maintenance of computers	94,085	85,161	93,264	83,654	96,370	80,357	84,268	73,226	356,164	334,221	312,556
Depreciation	16,702	15,388	15,173	15,437	15,834	11,952	12,629	11,897	62,700	52,312	49,595
Total Premises, Equipment & Furniture	***142,007***	***129,706***	***139,365***	***128,765***	***156,187***	***127,320***	***132,226***	***118,874***	***539,843***	***534,607***	***504,484***
Other Expenses											
Professional fees	46,258	32,575	31,760	25,167	19,680	40,605	33,198	24,269	135,760	117,752	111,918
Taxes on capital & salaries	6,034	16,883	16,363	16,737	19,312	15,222	15,467	14,594	56,017	64,595	60,454
Travel & business development .	36,073	31,206	28,636	26,449	46,049	26,378	27,122	24,069	122,364	123,618	108,563
Other	45,496	50,279	50,727	48,586	40,751	50,526	46,959	50,984	195,088	189,220	184,879
Total Other Expenses	***133,861***	***130,943***	***127,486***	***116,939***	***125,792***	***132,731***	***122,746***	***113,916***	***509,229***	***495,185***	***465,814***
TOTAL NON-INTEREST EXPENSES	***$ 646,604***	***$ 615,876***	***$ 623,951***	***$ 613,294***	***$ 624,609***	***$ 585,119***	***$ 601,222***	***$ 578,084***	***$ 2,499,725***	***$ 2,389,034***	***$ 2,257,348***

PROVISION FOR CREDIT LOSSES

(millions of dollars)	2005				2004				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2003
RETAIL	10	9	8	8	7	7	8	6	35	28	40
CREDIT CARD	15	15	14	14	12	13	15	12	58	52	47
COMMERCIAL	12	2	4	5	21	12	13	11	23	57	61
CORPORATE	3	-	2	2	(2)	12	17	24	7	51	63
REAL ESTATE											
CANADA	1	-	-	-	-	-	-	-	1	-	7
USA	-	-	-	-	-	-	-	-	-	-	-
Total Real Estate	*1*	-	-	-	-	-	-	-	*1*	-	7
OTHER	(2)	2	-	(2)	-	-	-	-	(2)	-	(1)
CREDIT CARD SECURITIZATION	(14)	(13)	(10)	(10)	(11)	(13)	(14)	(9)	(47)	(47)	(40)
GENERAL	(25)	-	(17)	-	(35)	-	(20)	-	(42)	(55)	-
Total	-	***15***	***1***	***17***	***(8)***	***31***	***19***	***44***	***33***	***86***	***177***

CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)(millions of dollars)	2005				2004				End Of Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003
Assets									
Cash and deposits with financial institutions	$ 10,314	$ 12,031	$ 9,297	$ 7,036	$ 5,777	$ 6,969	$ 9,454	$ 8,284	$ 7,047
Securities	33,052	34,690	31,162	27,720	28,007	24,641	24,184	23,491	26,179
Securities purchased under reverse repurchase agreements	7,023	8,270	6,843	5,566	4,496	4,451	4,234	4,411	3,955
Loans									
Residential mortgages	15,675	16,003	15,445	15,450	15,498	15,168	14,486	14,011	13,973
Personal and credit cards	9,778	9,274	8,671	8,191	7,808	7,130	6,845	6,243	6,084
Business and government	21,665	20,518	19,430	18,653	18,192	18,790	18,664	17,558	18,324
Total Loans	**47,118**	**45,795**	**43,546**	**42,294**	**41,498**	**41,088**	**39,995**	**37,812**	**38,381**
Customers' liability under bankers' acceptances	3,242	2,842	2,902	2,725	3,076	3,038	3,165	3,160	3,334
Other assets	6,849	6,965	6,167	6,362	5,643	5,294	5,434	5,998	5,730
Total Assets	**$ 107,598**	**$ 110,593**	**$ 99,917**	**$ 91,703**	**$ 88,497**	**$ 85,481**	**$ 86,466**	**$ 83,156**	**$ 84,626**
Liabilities									
Deposits									
Personal	$ 26,385	$ 25,476	$ 25,034	$ 24,610	$ 24,008	$ 24,252	$ 24,415	$ 24,250	$ 24,110
Business and government	29,636	28,474	27,786	24,999	23,966	23,483	22,805	21,240	22,102
Deposit-taking institutions	5,956	7,043	8,926	7,051	5,458	6,533	7,436	6,093	5,251
Total Deposits	**61,977**	**60,993**	**61,746**	**56,660**	**53,432**	**54,268**	**54,656**	**51,583**	**51,463**
Others									
Acceptances	3,242	2,842	2,902	2,725	3,076	3,038	3,165	3,160	3,334
Other liabilities	36,680	40,696	28,914	26,151	26,377	22,579	23,058	22,780	24,216
Subordinated debentures	1,102	1,409	1,770	1,764	1,408	1,474	1,488	1,473	1,516
Total Others	**41,024**	**44,947**	**33,586**	**30,640**	**30,861**	**27,091**	**27,711**	**27,413**	**29,066**
Shareholders' equity									
Preferred shares	400	575	575	375	375	375	375	375	375
Common shares	1,565	1,557	1,552	1,563	1,545	1,544	1,556	1,583	1,583
Contributed surplus	13	12	10	8	7	6	4	3	2
Retained earnings	2,619	2,509	2,448	2,457	2,277	2,197	2,164	2,199	2,137
Total Shareholders' equity	**4,597**	**4,653**	**4,585**	**4,403**	**4,204**	**4,122**	**4,099**	**4,160**	**4,097**
Total Liabilities & Shareholders' Equity	**$ 107,598**	**$ 110,593**	**$ 99,917**	**$ 91,703**	**$ 88,497**	**$ 85,481**	**$ 86,466**	**$ 83,156**	**$ 84,626**
Mortgage securitization	$ 4,581	$ 4,058	$ 4,210	$ 4,020	$ 3,813	$ 3,863	$ 3,942	$ 4,149	$ 4,086
Mortgage loans sold to third parties	$ 541	$ 452	$ 364	$ 292	$ 220	$ 205	$ 194	$ 149	$ 131
Credit card securitization	$ 1,200	$ 1,200	$ 1,200	$ 900	$ 900	$ 1,100	$ 1,100	$ 1,100	$ 1,100
Consumer loans securitization	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 114	$ 145
Direct loans securitization	$ 222	$ 309	$ 338	$ 464	$ 515	$ 515	$ 515	$ 515	$ 515
Mutual funds	$ 11,157	$ 11,221	$ 10,646	$ 10,545	$ 10,564	$ 10,632	$ 10,505	$ 10,266	$ 9,574
Securities - excess of market value over book	$ 74	$ 131	$ 57	$ 158	$ 123	$ 60	$ 133	$ 208	$ 128
Number of shares outstanding (000's)	165,335	165,096	165,744	168,050	167,430	168,058	169,730	173,569	174,620
Domestic Gap < 1 year	(243)	(24)	1,206	537	268	890	575	952	400
> 1 year	3,053	2,899	1,684	2,297	2,426	2,038	2,272	2,075	2674

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)(millions of dollars)	2005				2004				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2003
Opening balance	4,653	4,585	4,403	4,204	4,122	4,099	4,160	4,097	4,204	4,097	3,901
Issuance (redemption) of common shares	7	4	(10)	18	1	(12)	(27)	-	19	(38)	(56)
Issuance of preferred shares	-	-	200	-	-	-	-	-	200	-	200
Redemption of preferred shares, Series 12 and 13	(175)	-	-	-	-	-	-	-	(175)	-	(125)
Net income	207	207	202	239	192	167	180	186	855	725	624
Dividends on common shares	(72)	(73)	(71)	(70)	(64)	(64)	(57)	(58)	(286)	(243)	(193)
Dividends on preferred shares	(5)	(8)	(7)	(6)	(6)	(6)	(5)	(6)	(26)	(23)	(25)
Initial adoption of AcG-15	(5)	-	3	3	-	-	-	-	1	-	-
Share issuance expenses, net of income taxes	1	6	(8)	-	(1)	-	-	-	(1)	(1)	(4)
Unrealized foreign exchange gains (losses), net of income taxes	(16)	(9)	(5)	14	(10)	(2)	1	(5)	(16)	(16)	(11)
Stock options expense	1	2	2	1	1	2	1	1	6	5	2
Impact of shares acquired / sold for trading purposes	1	1	(1)	-	-	-	-	-	-	-	-
Premium paid on common shares purchased for cancellation	-	(62)	(123)	-	(31)	(62)	(154)	(55)	(185)	(302)	(216)
Closing balance	4,597	4,653	4,585	4,403	4,204	4,122	4,099	4,160	4,596	4,204	4,097
Shareholders' equity											
Preferred shares	400	575	575	375	375	375	375	375	400	375	375
Common shares	1,565	1,557	1,552	1,563	1,545	1,544	1,556	1,583	1,565	1,545	1,583
Contributed surplus	13	12	10	8	7	6	4	3	13	7	2
Unealized foreign currency translation adjustment	(26)	(10)	(1)	4	(10)	-	2	1	(26)	(10)	6
Retained earnings	2,645	2,519	2,449	2,453	2,287	2,197	2,162	2,198	2,645	2,287	2,131
Closing balance	4,597	4,653	4,585	4,403	4,204	4,122	4,099	4,160	4,597	4,204	4,097

ASSETS UNDER ADMINISTRATION / MANAGEMENT

(millions of dollars)	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	Total 2005	Total 2004
as at October 31, 2005									
Assets under administration									
Institutional	58,701	9,328	-	-	-	-	-	68,029	43,162
Personal	-	78,865	-	-	-	8,686	-	87,551	81,708
Mutual funds	11,853	-	7,448	3,709	-	-	-	23,010	18,592
Mortgage loans sold to third parties	-	-	-	-	-	-	5,132	5,132	4,033
Total assets under administration	**70,554**	**88,193**	**7,448**	**3,709**	**-**	**8,686**	**5,132**	**183,722**	**147,495**
Assets under management									
Personal	4,358	-	-	-	-	-	-	4,358	3,196
Managed portfolios	-	2,416	-	-	15,701	-	-	18,117	16,402
Mutual funds	-	-	-	-	14,935	-	-	14,935	13,505
Total assets under management	**4,358**	**2,416**	**-**	**-**	**30,636**	**-**	**-**	**37,410**	**33,103**
Total assets under administration / management	**74,912**	**90,609**	**7,448**	**3,709**	**30,636**	**8,686**	**5,132**	**221,132**	**180,598**
								Total 2004	**Total 2003**
as at October 31, 2004									
Assets under administration									
Institutional	37,498	5,664	-	-	-	-	-	43,162	36,348
Personal	-	73,854	-	-	-	7,854	-	81,708	70,525
Mutual funds	8,028	-	6,477	4,087	-	-	-	18,592	13,474
Mortgage loans sold to third parties	-	-	-	-	-	-	4,033	4,033	4,217
Total assets under administration	**45,526**	**79,518**	**6,477**	**4,087**	**-**	**7,854**	**4,033**	**147,495**	**124,564**
Assets under management									
Personal	3,196	-	-	-	-	-	-	3,196	2,334
Managed portfolios	-	1,960	-	-	14,442		-	16,402	13,975
Mutual funds	-	-	-	-	13,505	-	-	13,505	14,475
Total assets under management	**3,196**	**1,960**	**-**	**-**	**27,947**	**-**	**-**	**33,103**	**30,784**
Total assets under administration / management	**48,722**	**81,478**	**6,477**	**4,087**	**27,947**	**7,854**	**4,033**	**180,598**	**155,348**

GROSS IMPAIRED LOANS

($ millions)	2005				2004				End of Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003
RETAIL	45.1	40.5	38.1	35.0	34.7	31.6	35.0	33.3	34.0
COMMERCIAL	133.6	135.2	144.0	166.7	205.9	215.7	208.3	214.9	214.2
CORPORATE	64.8	65.2	68.8	81.5	121.4	162.9	169.7	175.0	163.3
REAL ESTATE									
-Canada	13.0	16.4	16.4	16.4	21.5	21.3	21.3	34.3	38.8
-United States	-	-	-	-	-	-	-	-	-
Total Real Estate	13.0	16.4	16.4	16.4	21.5	21.3	21.3	34.3	38.8
TREASURY	3.5	3.6	3.7	3.6	3.6	3.9	4.0	3.9	3.9
OTHER	-	-	0.1	0.4	0.4	0.4	0.4	0.4	0.3
GENERAL ALLOWANCE	-	-	-	-	-	-	-	-	-
PRIVATE RISKS	**260.0**	**260.9**	**271.1**	**303.6**	**387.5**	**435.8**	**438.7**	**461.8**	**454.5**
DESIGNATED COUNTRIES	-	-	-	-	-	-	10.0	10.0	21.4
TOTAL	**260.0**	**260.9**	**271.1**	**303.6**	**387.5**	**435.8**	**448.7**	**471.8**	**475.9**
AS A % OF LOANS AND ACCEPTANCES	**0.5%**	**0.5%**	**0.6%**	**0.7%**	**0.9%**	**1.0%**	**1.0%**	**1.2%**	**1.1%**

	2005				2004				Full Year		
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2003
Opening balance	261	271	304	388	436	449	472	476	388	476	503
Write-off	(36)	(14)	(34)	(72)	(35)	(25)	(51)	(21)	(156)	(132)	(198)
Formation	35	3	1	(12)	(13)	12	28	17	27	44	171
Closing balance	260	261	271	304	388	436	449	472	260	388	476

NET IMPAIRED LOANS

($ millions)	2005				2004				End of year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003
RETAIL	24.9	20.2	18.4	15.4	16.1	13.9	15.9	13.7	15.3
COMMERCIAL	55.1	52.2	57.3	69.7	82.0	107.9	109.8	101.4	98.8
CORPORATE	27.5	28.1	30.6	36.6	48.8	63.7	79.7	94.7	107.5
REAL ESTATE									
-Canada	7.6	11.0	11.0	10.0	10.4	10.9	10.8	20.2	24.7
-United States	-	-	-	-	-	-	-	-	-
Total Real Estate	7.6	11.0	11.0	10.0	10.4	10.9	10.8	20.2	24.7
TREASURY	2.2	2.2	2.2	2.3	2.3	2.5	2.5	2.4	2.3
OTHER	-	-	-	-	-	0.2	0.1	-	(0.1)
GENERAL ALLOWANCE	(308.0)	(333.0)	(333.0)	(350.0)	(350.0)	(385.0)	(385.0)	(405.0)	(405.0)
PRIVATE RISKS	**(190.7)**	**(219.3)**	**(213.5)**	**(216.0)**	**(190.4)**	**(185.9)**	**(166.2)**	**(172.6)**	**(156.5)**
DESIGNATED COUNTRIES	-	-	-	-	-	-	1.4	1.6	2.7
TOTAL	**(190.7)**	**(219.3)**	**(213.5)**	**(216.0)**	**(190.4)**	**(185.9)**	**(164.8)**	**(171.0)**	**(153.8)**
AS A % OF LOANS AND ACCEPTANCES	**-0.4%**	**-0.5%**	**-0.5%**	**-0.5%**	**-0.4%**	**-0.4%**	**-0.4%**	**-0.4%**	**-0.4%**

(millions of dollars)	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Tier I capital								
Common shareholders' equity	$4,197	$4,077	$4,010	$4,028	$3,829	$3,747	$3,724	$3,785
Non-cum. preferred shares, permanent	400	400	400	375	375	375	375	375
Non-controlling interest	132	48	49	48	5	3	4	3
Innovative instruments	354	367	378	372	365	399	412	397
Less: goodwill	662	662	662	662	662	662	662	662
Less: Trading in short positions of own shares (gross	7	6	-	-	-	-	-	-
Total Tier I	**$4,414**	**$4,224**	**$4,175**	**$4,161**	**$3,912**	**$3,862**	**$3,852**	**$3,898**
Tier II capital								
Bank debentures (1)	1,602	1,348	1,707	$1,702	$1,408	$1,440	$1,453	$1,439
General provision	308	333	333	350	350	357	351	337
Total Tier II	**$1,910**	**$1,681**	**$2,040**	**$2,052**	**$1,758**	**$1,797**	**$1,804**	**$1,776**
Other deductions	399	364	353	360	351	335	359	366
TOTAL CAPITAL	**$5,925**	**$5,541**	**$5,862**	**$5,853**	**$5,319**	**$5,324**	**$5,297**	**$5,308**
Risk-adjusted balance sheet items								
Cash resources	$1,306	$1,648	$1,820	$1,376	$1,070	$1,285	$1,689	$1,585
Securities	2,269	2,123	2,246	2,179	2,317	2,327	2,262	2,396
Mortgage loans	5,121	5,603	5,565	5,625	5,420	5,480	5,106	4,846
Other loans	22,211	21,483	20,404	19,840	19,199	19,206	19,019	17,842
Other assets	5,650	5,287	4,721	5,275	4,876	5,073	5,176	4,904
Total Risk-adjusted balance sheet items	**$36,557**	**$36,144**	**$34,756**	**$34,295**	**$32,882**	**$33,371**	**$33,252**	**$31,573**
Risk-adjusted off-balance sheet items								
Comitments to extend credit								
L/G, L/C and trans.-related contingent	1,033	992	979	$941	$874	$909	$816	$697
Comitments to extend credit	4,730	4,843	4,697	4,798	4,431	4,330	4,003	4,090
Interest rate contract	110	144	126	112	129	148	168	139
Foreign exchange contract	220	237	287	207	166	128	181	198
Equity-linked contract	362	328	241	206	188	169	118	106
Commodity	56	69	64	105	121	64	105	66
Total Risk-adjusted off-balance sheet items	**$6,511**	**$6,613**	**$6,394**	**$6,369**	**$5,909**	**$5,748**	**$5,391**	**$5,296**
Risk-adjusted market risk items	$3,168	$3,017	$2,787	$2,849	$2,032	$1,740	$1,571	$1,750
TOTAL RISK-ADJUSTED ASSETS	**$46,236**	**$45,774**	**$43,937**	**$43,513**	**$40,823**	**$40,859**	**$40,214**	**$38,619**
Risk-adjusted ratios								
Tier I	9.6%	9.2%	9.5%	9.6%	9.6%	9.5%	9.6%	10.1%
Total	12.8%	12.1%	13.3%	13.5%	13.0%	13.0%	13.2%	13.8%

(1)Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

(millions of dollars)	2005				2004				End of Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003
FOREIGN EXCHANGE RELATED CONTRACTS									
Swaps	51,143	56,895	50,733	27,605	29,559	27,838	30,970	37,042	42,889
Options - purchased	7,463	7,857	9,506	6,655	5,544	5,069	5,989	7,889	9,619
- sold	6,862	7,761	8,872	6,206	5,285	5,073	6,403	7,295	9,687
Futures	6,788	8,342	7,989	5,606	6,306	5,572	7,098	6,519	6,748
Total Notional Amount	*72,256*	*80,855*	*77,100*	*46,072*	*46,694*	*43,550*	*50,459*	*58,745*	*68,943*
Replacement cost (1)	338	395	549	511	480	306	420	555	550
Future credit risk	513	576	574	462	295	322	371	416	454
Credit equivalent (2)	852	972	1,123	972	775	628	790	972	1,005
Risk-weighted equivalent	220	237	287	207	166	129	181	198	230
INTEREST RATE RELATED CONTRACTS									
Swaps	123,134	115,629	112,025	116,536	116,760	111,791	98,267	97,951	88,477
Options - purchased	86,008	88,993	52,055	58,938	34,905	49,262	59,316	30,559	38,705
- sold	67,882	75,320	40,014	24,342	34,568	64,284	78,201	26,567	47,161
Futures	9,082	21,253	17,436	6,651	7,033	12,766	13,153	17,106	7,486
Total Notional Amount	*286,106*	*301,195*	*221,530*	*206,467*	*193,266*	*238,102*	*248,938*	*172,183*	*181,829*
Replacement cost (1)	328	515	470	514	501	565	681	563	392
Future credit risk	296	312	300	690	203	202	205	170	184
Credit equivalent (2)	625	826	770	1,205	704	766	886	733	576
Risk-weighted equivalent	110	144	126	112	129	148	168	139	100
FINANCIAL FUTURES									
Total Notional Amount	*14,981*	*35,213*	*44,351*	*35,741*	*34,139*	*29,309*	*19,873*	*19,028*	*23,981*
EQUITY AND COMMODITY CONTRACTS									
Total Notional Amount	*29,593*	*27,062*	*24,499*	*18,408*	*17,664*	*12,267*	*8,957*	*7,412*	*10,530*
Replacement cost (1)	653	777	602	514	543	430	488	394	431
Future credit risk	810	759	824	690	694	576	368	323	468
Credit equivalent (2)	1,463	1,536	1,426	1,205	1,237	1,006	856	717	899
Risk-weighted equivalent	418	397	305	311	309	233	223	171	256
TOTAL DERIVATIVES									
Total Notional Amount	*402,936*	*444,325*	*367,480*	*306,688*	*291,762*	*323,227*	*328,227*	*257,368*	*285,283*
Replacement cost (1)	1,319	1,687	1,621	1,539	1,524	1,300	1,588	1,512	1,373
Future credit risk	1,619	1,647	1,698	1,842	1,193	1,100	943	909	1,106
Credit equivalent (2)	2,940	3,334	3,319	3,382	2,717	2,400	2,532	2,422	2,480
Risk-weighted equivalent	748	778	718	630	604	509	572	508	586

(1) Gross positive replacement cost after permissible netting

(2) Taking into account permissible netting

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Credit Rating								
Moody's (Long Term Debt Senior)	A1	A1	A1	A1	A1	A1	A1	A1
Standard & Poor's/CBRS (Long Term Debt)	A	A	A	A	A	A	A	A
DBRS (Senior Debt)	A (high)	A (high)	A (high)	A	A	A	A	A
Fitch (Long-Term)	A+	A+	A+	A+	A+	A+	A+	A+
Stock Trading Range and Other Information								
High	$ 61.47	$ 58.21	$ 55.24	$ 49.75	$ 48.78	$ 45.50	$ 47.93	$ 45.00
Low	$ 55.87	$ 51.60	$ 48.72	$ 46.39	$ 42.31	$ 42.72	$ 43.27	$ 40.17
Close	$ 59.14	$ 57.30	$ 52.41	$ 49.19	$ 48.78	$ 44.76	$ 44.48	$ 43.85
Number of registered shareholders	26,235	26,398	26,542	26,785	26,961	27,105	27,322	27,641
Valuation								
Market Capitalization (in millions of $)	$ 9,778	$ 9,460	$ 8,687	$ 8,266	$ 8,167	$ 7,522	$ 7,550	$ 7,611
P/E Ratio (Trailing 4 Quarters)	11.88	11.77	11.34	11.03	11.90	11.60	11.71	12.46
Market price/Book value	2.33	2.32	2.17	2.05	2.13	2.01	2.03	2.01
Dividend payout (trailing 4 quarters)	34.54%	34.09%	34.63%	33.86%	34.63%	34.20%	32.11%	32.67%
Dividend yield (annualized)	2.98%	3.07%	3.21%	3.42%	3.12%	3.40%	2.97%	3.01%

The Common Shares of the Bank as well as the First Preferred Series 15 and Series 16 are listed on the TSX.
The ticker symbols and newspaper abbreviations for the Bank's shares listed are as follows:

	Ticker Symbol	Newspaper Abbreviations Toronto
Common Shares	**NA**	**National Bk**
First Preferred Shares		
Series 15	NA.PR.K	Natl Bk 15
Series 16	NA.PR.L	Natl Bk 16


1D VaR for Trading Global (CAD)
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
1-Nov-04
24-Nov-04
16-Dec-04
13-Jan-05
4-Feb-05
28-Feb-05
22-Mar-05
14-Apr-05
6-May-05
31-May-05
22-Jun-05
18-Jul-05
9-Aug-05
31-Aug-05
23-Sep-05
18-Oct-05
1D VaR for Trading Global (CAD)